UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☑ Check box if Amendment is material and investors must reconfirm within five business days.
  Describe the Nature of the Amendment: This Form C/A reflects the following changes: (i) the Company's CEO has been replaced, (ii) change in the price per Security, and (iii) extension of Offering Deadline.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Eden's Harvest, Inc.

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation***
> Delaware

> ***Date of Incorporation***
> March 8, 2023

Physical address of issuer
24992 Normans Way, Calabasas, CA 91302

Website of issuer
www.edensharvestbeer.com

Name of intermediary through which the Offering will be conducted
Title3Funds.com

CIK number of intermediary
0001685995

SEC file number of intermediary
007-00083

CRD number, if applicable, of intermediary
286035

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised in this Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Securities in an amount equal to 2% of the total Securities sold in this Offering.

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Shares of Series B Non-Voting Common Stock

Target number of Securities to be offered
2,801

Price (or method for determining price)
$3.57

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
February 12, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (Inception to 9/30/23)	Prior fiscal year-end (2022)
Total Assets	$257,000.00	N/A
Cash & Cash Equivalents	$1,925.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$50,000.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$95.00	N/A
Taxes Paid	$800.00	N/A
Net Income	-$895.00	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 12, 2024

FORM C/A

Up to $5,000,000.00

Eden's Harvest, Inc.



Shares of Series B Non-Voting Common Stock

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Eden's Harvest, Inc., a Delaware Corporation (the "Company," as well as references to "we, " "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in shares of Series B Non-Voting Common Stock of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers" or "Investors." The Company intends to raise at least $10,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Title3funds.com (the "Intermediary"). The Intermediary will be entitled to receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$10,000.00	$700.00	$9,300.00
Aggregate Maximum Offering Amount	$5,000,000.00	$350,000.00	$4,650,000.00

(1) The Intermediary will receive 7% of the amount raised in this Offering and 2% of the Securities sold in this Offering. This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.edensharvestbeer.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is February 12, 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time,

and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.edensharvestbeer.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith.

The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Eden's Harvest, Inc. (the "Company") was originally formed as a California corporation named Earth's Nectar Beverages on March 8, 2023. Effective as of June 29, 2023, the Company converted to a Delaware corporation and changed its name to Eden's Harvest, Inc.

The Company is located at 24992 Normans Way, Calabasas, CA 91302.

The Company's website is www.edensharvestbeer.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Eden's Harvest, Inc., a newly formed Delaware corporation, crafts chaga mushroom infused alcohol and seltzer beverages for distribution and commercial sale.

The Offering

Minimum amount of Shares of Series B Non-Voting Common Stock being offered	2,801
Total Shares of Series B Non-Voting Common Stock outstanding after Offering (if minimum amount reached)	2,801
Maximum amount of Shares of Series B Non-Voting Common Stock	1,400,560
Total Shares of Non-Voting Common Stock outstanding after Offering (if maximum amount reached)	1,400,560
Purchase price per Security	$3.57
Minimum investment amount per investor	$100.00
Offering deadline	February 12, 2025
Use of proceeds	See the description of the use of proceeds below.
Voting Rights	There are no voting rights for the shares.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

Concurrently with this Offering, the Company is conducting a private placement offering under Rule 506(c) of Regulation D to raise up to $10,000,000 on the same terms as this Offering (the "Rule 506(c) Offering"). Total shares outstanding above does not include any shares sold in the Rule 506(c) Offering. Total shares above exclude shares of Non-Voting Common Stock that would be issued to the Intermediary in connection with the Offering. Total shares above does not includes 900,000 shares of Series B Non-Voting Common Stock reserved for future issuances under the Company's equity compensation plan.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of California on March 8, 2023, as Earth's Nectar Beverages, and converted to a Delaware corporation and changed our name to Eden's Harvest, Inc. on June 20, 2023. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products is highly competitive.
The Company intends to craft chaga mushroom infused alcohol, seltzer beverages and other medicinal mushroom and/or healthy products infused with Chaga for distribution and commercial sale and will compete in a competitive market with regional craft breweries as well as national brands. The craft beverage market is highly competitive. There are relatively low barriers to entry, and we expect that competition will intensify in the future. We believe that numerous factors, including price, client base, brand name, legal and regulatory requirements, and general economic trends (particularly unfavorable economic conditions adversely affecting consumer investment), will affect our ability to compete successfully. Our competitors include many large companies that have substantially greater market presence and financial, technical, distribution, marketing and other resources than we do. There can be no assurance that we will be able to have the financial resources, technical expertise or marketing and support capabilities to compete successfully. Increased competition could result in significant price competition, which in turn could result in lower revenues, which could materially adversely affect our potential profitability.

The Company's chaga mushroom and/or other healthy infused beverage products will also compete generally with other alcoholic beverages. The Company will compete with other alcoholic and non-alcoholic beverage companies not only for consumer acceptance and loyalty, but also for shelf and tap space in retail establishments and for marketing focus. The Company intends, at present, to self-distribute its products to retailers on a limited basis and subject to applicable permitting and licensing requirements. Many of the Company's competitors have substantially greater financial resources, marketing strength and distribution networks than the Company. Moreover, the introduction of new products by competitors that compete directly with the Company's products or that diminish the importance of the Company's products to potential commercial or retail purchasers may have a material adverse effect on the Company's results of operations, cash flows and financial position. Further, in recent years, the brewing industry has seen continued consolidation among breweries in order to take advantage of cost savings opportunities for supplies, distribution and operations.

The potential also exists for large competitors to increase their influence with their distributors, making it difficult for smaller breweries to maintain their market presence or enter new markets. These potential

increases in the number and availability of competing brands, the costs to compete, and decreases in distribution support and opportunities may have a material adverse effect on the Company's results of operations, cash flows and financial position.

Need to maintain existing, and develop new products
The success of the Company is dependent upon the Company's ability to maintain a certain level of quality in, and enhance its products as well as to develop and introduce in a timely manner new products that keep pace with evolving industry standards, and respond to changing customer tastes. The Company's future growth may be limited by its ability to continue to increase its market share in local markets that may be dominated by one or more regional or local breweries. The development of new products by the Company may lead to reduced sales in the Company's existing products. The Company's future growth may also be limited by its ability to meet production goals, its ability to enter into vendor and supply agreements on commercially acceptable terms or the availability of suitable production capacity at third party-owned breweries and its ability to obtain sufficient quantities of certain ingredients and packaging materials.

We rely on a single vendor to provide the raw material and major compounds for our products. If we do not successfully commercialize our products by April 2025, our supply agreement will be terminated.
We depend on a single vendor to obtain chaga mushroom compounds used to manufacture our alcohol and seltzer beverages. We pay this vendor fees for the compounds it provides and will pay a 2% royalty on net sales (which will be reduced to 1% upon the occurrence of certain milestones). We have an exclusive right to the vendor's products through October 2025 however, the supply agreement automatically terminates in April 2025 if we do not successfully commercialize our products by April 2025. We are also required to pay an additional $50,000 annually to retain exclusivity beyond October 2025. If this vendor is unable to or refuses to continue to provide the compounds used for our products, or if the supply agreement terminates, we may not be able to continue to produce our products and the operating results and financial condition of the Company could be significantly harmed.

Reliance on third parties for product inputs and distribution
The Company will purchase a substantial portion of the raw materials used in the brewing of its products and bottling and packaging materials from a limited number of domestic suppliers. These third parties may become unable to or refuse to continue to provide these goods and services on commercially reasonable terms consistent with the Company's business practices, or otherwise discontinue a service important for the Company to continue to operate under normal conditions. If the Company fails or is unable to replace these goods and services in a timely manner or on commercially reasonable terms, the operating results and financial condition of the Company could be harmed. In addition, the Company has no control over third-party vendors, which increases vulnerability to problems with goods and services those vendors provide. If the goods and services of the third parties were to fail to perform as expected, it could subject the Company to potential liability, adversely affect renewal rates, and have an adverse effect on the Company's financial condition and results of operations.

Additionally, if in the future the Company finds it necessary to sell its beverages to third party wholesalers for sale and distribution to retailers, sustained growth will require it to maintain such relationships and possibly enter into agreements with additional distributors. Changes in control or ownership of a future distribution network could lead to less support of the Company's products. No assurance can be given that the Company will be able to maintain any such future distribution network or secure additional distributors on terms favorable to the Company. Further, in that event, Company will be required to comply with local beer franchise laws, and potentially others, which may subject the Company, its assets and its products to additional risks in light of the significant protections and rights afforded to wholesalers and distributors thereunder, at the expense of Company.

Employees or related third parties may engage in misconduct or other improper activities
The Company is exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include misappropriation of trade secrets or other intellectual property or proprietary information of the Company or other persons or entities and failing to disclose unauthorized activities. It is not always possible to deter or detect employee misconduct, and the precautions taken to prevent and detect

this activity may not be effective in controlling unknown or unmanaged risks or losses. The misconduct of one or more of the Company's employees or key third-party partners may have a material adverse effect on the Company's business, results of operations, prospects, and financial condition.

Regulatory environment and changes may adversely affect the Company

The Company's business is highly regulated by federal, state and local laws and regulations regarding such matters as licensing requirements, trade and pricing practices, labeling, advertising, promotion and marketing practices, relationships with distributors, environmental impact of operations and other matters. We have not yet obtained any of these licenses and make no guarantee that we will be able to do so. These laws and regulations are subject to frequent reevaluation, varying interpretations and political debate and inquiries from governmental regulators charged with their enforcement. The cost and time required to comply with various legal and regulatory requirements may adversely affect our profitability. Failure to comply with current or changes to existing laws and regulations relating to the Company's operations or in the payment of taxes or other fees could result in the inability to obtain, loss, revocation or suspension of the Company's licenses, permits or approvals, and could have a material adverse effect on the ability of the Company's business, financial condition and results of operations. Furthermore, regulatory obstacles may hamper our ability to fully implement our business plan or cause unforeseen delays.

Limited ability to protect intellectual property rights

The Company's business model is dependent on proprietary recipes and processes. As such, licensing, developing and protecting the proprietary nature of these assets is crucial to the success of the Company. The Company will rely on intellectual property laws, all of which offer only limited protection. Failure to adequately protect its intellectual property from current competitors or new entrants to the market could have a material adverse effect on the Company's business, operating results, and financial condition. Additionally, the Company may become subject to third-party claims asserting that it infringed upon their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

The Company is required to hold certain licenses and permits; none of which are currently in place.

The Company intends to operate in the highly regulated alcoholic beverage industry. In order to conduct its intended business operations, the Company must apply for, obtain and maintain various state and federal licenses, permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state and local alcohol regulatory agencies and state and federal environmental agencies. Once the Company has acquired the equipment, capital, and local approvals required to support its intended operations, the Company will begin the process to apply for the required federal and state alcoholic beverage licenses, permits, certificates, exemptions, and regulatory and governmental approvals that are necessary to operate. While the Company believes it will be successful in obtaining those licenses, permits and approvals, there is no guarantee that the required licenses, permits, certificates, exemptions and approvals will ever be obtained or when they will be obtained – and, denials or delays resulting from either of these situations could result in a loss of your investment. Assuming the required licenses, permits, certificates, exemptions and approvals are obtained, any violation, even if inadvertent, of the rules and requirements associated with those licenses, permits, certificates, exemptions and approvals could result in fines, a cease-and-desist order against the subject operations or even revocation or suspension of the Company's license(s) to operate the subject business. Failure to obtain any required license or to meet ongoing compliance requirements (for example ensuring compliance with labeling requirements under TTB regulations or ensuring all ingredients (including the chaga mushroom) are generally recognized as safe under the FDA rules and regulations) would have a material adverse effect on our business

Investors could be subject to alcohol taxes and penalties for non-compliance by management.

There are strict rules for when and how alcohol is taxed, and when and how those taxes are paid to federal, state and local taxing authorities. If the Company does not follow all applicable rules for the timing, calculation and payment of taxes due, whether intentional or not, the Company, and potentially the individual owners of the Company, could be assessed certain civil or criminal penalties, fines, and interest

(collectively "Tax Penalties and Interest"). Before making an investment in the Company, you are urged to consult with your own individual attorney or tax advisor concerning your own potential personal liability and risks that may stem from any such Tax Penalties and Interest.

Our stockholders, in their individual capacity, could potentially be held liable if the Company fails to pay its federal, state and local alcohol taxes on time and in full, especially where the Company does not have sufficient monetary funds on hand to cover those tax obligations and any associated Tax Penalties and Interest. While the Company is prepared to pay alcohol taxes in compliance with the law, if you are not comfortable with this potential liability, including the potential of having to provide additional cash should the situation arise, you should not invest.

We lack sales and market recognition.
The Company's ability to finance its development and operations and to achieve profitability will depend, in large part, on the Company's ability to introduce and successfully market its products. Market acceptance and recognition generally require substantial time and effort. Management makes no assurances that the market will be penetrated as planned or, if it is, that the level of penetration will be successful in helping the Company realize a competitive advantage over others who may enter the market. There can be no assurance that any of the Company's new or proposed products will maintain the market acceptance.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Grace Pena, Jeff Tito and Chris Anderson. Grace Pena is the Company's Corporate Secretary; Jeff Tito is the Company's CEO; and Chris Anderson is the Company's Head Brewer. The loss of these individuals could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company has not purchased any insurance policies on any member of its management team in the event of their death or disability. Therefore, if any of our core management team die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our future employees and would affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the

implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

The process of brewing beer utilizes a large amount of water.
Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. In addition, we source a substantial portion of raw materials from San Diego, California. This region has faced drought conditions in the past, and any future droughts could materially and adversely affect our ability to source hops in the future.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
There can be no assurance that we will be able to acquire the chaga mushroom raw materials from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as bottles, cans, six-pack carriers, labels, caps and other shipping materials from a number of third-party suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Most of our distribution relationships may be governed by state laws that in certain respects may supersede the terms of any contractual relationships.
Under most of these state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beer supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, state law in various jurisdictions may limit our exercising any

contractual termination and enforcement rights we negotiate. Additionally, our distribution relationships will be susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

We may experience a shortage of kegs necessary to distribute draft beer.
We may experience a shortage of available kegs to fill sales orders. If we cannot meet our keg requirements through either lease or purchase, we may be required to delay some draft shipments. Such delays could have an adverse impact on sales and relationships with wholesalers.

The craft beer/spirits business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.
Sales of craft beer/spirits products are somewhat seasonal, with the first and fourth quarters historically having lower sales than the rest of the year.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We will need to enter into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Inability to secure brewer and co-packers for our products could impair our operations and substantially reduce our financial results.
We rely on third parties, called co-packers in our industry, to produce our products. We currently have one co-packing agreement for our products. The co-packing agreement with our principal co-packer, Barrel Brothers Brewing Co. was signed on April 6, 2023 and has an initial term of 10 years with an agreement that shall automatically renew for successive three (3) year term, unless either party provides notice of cancellation at least ninety (90) calendar days prior to the end of the initial term or subsequent extension period. Our dependence on co-packer puts us at substantial risk in our operations. If we lose this relationship and/or require new co-packing relationships for other products, we may be unable to establish such relationships on favorable terms, if at all. In addition, the failure or inability of this co-packer to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-packer will be required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications and to comply with all federal, state and local laws with respect to food safety. However, any third-party co-packer we engage may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-packer fails to comply with our standards or applicable laws.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials, including ingredients such as Chaga Mushroom. In addition, we purchase and use significant quantities of aluminum cans and glass bottles to package our products. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The Chaga Mushroom and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We plan to rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments will be subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain favorable terms or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.
Our business is subject to seasonal fluctuations in that our sales are typically nominally higher during the summer months affecting the third and fourth quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.
Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do

not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We expect to incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we launch our product and attempt enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Risks Related to the Securities

The Shares of Non-Voting Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Non-Voting Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares of Non-Voting Common Stock. Because the Shares of Non-Voting Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-

United States jurisdiction, the Shares of Non-Voting Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares of Non-Voting Common Stock may also adversely affect the price that you might be able to obtain for the Shares of Non-Voting Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company Has Engaged in Certain Transactions with Related Persons or Entities.
Joe Wallace, our Founder, President, and Sole Director, has provided the Company with a $75,000 line of credit to assist with startup expenses and initial operating costs. We refer to this line of credit as the "Line of Credit". See "Related party transactions" for more information. In addition, 100% of the voting equity securities of the Company and approximately 93% of the outstanding capital stock of the Company is owned by Joe Wallace. The Company has and will continue to engage in transactions with related parties and/or entities. While the Company believes the terms of such transactions are fair and equitable, these transactions have not been, and will not in the future be, at arm's length. If you have concerns about these transactions in the past or in the future, you may ask questions of the Company's management. However, if you choose to invest in the Company, you will do so knowing and understanding that these transactions have occurred and will continue to occur in the future.

Our Founder Recently Declared Personal Bankruptcy
Joe Wallace filed for Chapter 7 Bankruptcy in 2018. Mr. Wallace settled the matter in 2021 and the proceeding was eventually dismissed.

Our Founder Had Tax Liens
Joe Wallace had tax liens imposed by the California Franchise Tax Board (the "FTB"). Mr. Wallace negotiated a payment plan with the FTB in 2023.

The Company Will Likely Incur Debt.
The Company has incurred debt in the amounts set forth in the "Outstanding Debt" section of this Form C. The Company will likely incur debt (including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

The Company's Founder Beneficially Owns a Substantial Portion of Its Outstanding Securities.
The Company's employees, executive officers, directors and/or affiliates beneficially own or control all of the Company's outstanding shares of stock before the Offering and will continue to own all of the voting shares after the Offering. This concentration of ownership will limit your ability and the ability of the Company's other stockholders, whether acting alone or together, to propose or direct the management or overall direction of the Company. Additionally, this concentration of ownership could discourage or prevent

a potential merger or acquisition of the Company that might otherwise result in an investor receiving a premium over the market price for his or her Securities. Joe Wallace is expected continue to have the power to control the election of the Company's directors and the approval of actions for which the approval of the Company's stockholders is required. The Shares we are offering to you are non-voting. If you acquire the Securities, you will have no effective voice in the management of the Company. Such concentrated control of the Company may adversely affect the value of the Company's securities and could also limit the price that investors might be willing to pay in the future for the Company.

Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Reliance on the Company's Founder to Provide Short Term Funding.
Continued operations and progress towards commercialization of the Company's products is dependent, until additional funds are raised via this Offering or other arrangements, on the continued financial support in the form of the Line of Credit provided by Joe Wallace, the Company's Founder and Sole Director.

Use of Proceeds to Repay Debt
As detailed in the "Use of Proceeds" section of this document, the Company intends to use proceeds from this Offering to repay the Line of Credit. These payments would be made to Joe Wallace and consequently would be considered to be "irregular Use of Proceeds." The Company does not intend to begin repaying any of this debt until it has raised $2.5 Million in the Offering.

Use of Proceeds to Pay Salaries
As detailed in the "Use of Proceeds" section of this document, the Company anticipates using proceeds from this Offering to pay certain salaries to our management team. These payments would be considered to be "irregular Use of Proceeds." Salaries may also be paid or increased above these amounts from successful sales, our Rule 506(c) Offering and other non-offering revenue.

The Company Has Significant Discretion Over the Net Proceeds of This Offering.
The Company has significant discretion over the net proceeds of this Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. Our uses of proceeds from this Offering could also be impacted by the amount of money we raise in our concurrent Rule 506(c) Offering. In all cases, Investors should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company.

The Target Offering Amount the Company Is Attempting to Raise in This Offering Is Not Enough to Sustain the Company's Current Business Plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the Target Offering Amount. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute the Company's business plan, the Company's continued operations will be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer all or

substantially all of the Company's remaining assets, which could cause you to lose all or a portion of your investment.

Investors Will Not Be Entitled To Any Inspection Or Information Rights Other Than Those Required By Law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in limited to no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things. In addition, the Company is not currently subject to the reporting requirements of the Exchange Act. Therefore, Investors may not have access to information to which they would have access if the investment were made in a publicly held company whose offering was issued under the Exchange Act, and who is subject to the reporting regulations provided by the Exchange Act.

The Securities in This Offering are Non-Voting and Have No Protective Provisions.
The Securities in this Offering are non-voting and have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event," or "change of control" for the Company, the Securities being offered do not provide you with any protection and those transactions may trigger the drag-along provisions applicable to the Securities. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

The Securities in This Offering are Subject to Repurchase by the Company.
Your Subscription Agreement provides us the right to repurchase the shares of Series B Non-Voting Common Stock you purchase in this Offering (at a price equal to fair market value of the shares as determined in good faith by the Board of Directors of the Company) in the event we determine it is likely that we may be required to register a class of equity securities due to Section 12(g) or 15(d) of the Securities Exchange Act.

The Securities in This Offering Are Subject to Drag Along Rights.
The Securities in this Offering are subject to drag along rights whereby you may, under certain circumstances, be forced to participate in the sale or merger of the Company even if you do not want to sell your Securities. For full details on the drag along rights, see the Company's Bylaws.

Securities Are Presently Subject to A Right of First Refusal.
The Securities are presently subject to a right of first refusal. You are not allowed to sell, transfer, pledge or hypothecate the Securities in any manner whatsoever. If you attempt to do, the Securities would be subjected to a Right of First Refusal in favor of the holders of the Company and its assigns. For full details on the drag along rights, see the Company's Bylaws.

The Securities May Automatically Convert into Other Securities.
The Series B Non-Voting Common Stock will automatically convert into shares of Series A Voting Common Stock upon (1) the approval by the Board and a vote of the holders of a majority of the shares of Series A Voting Common Stock, or (2) development of a Trading Market (as such term is defined in the Certificate of Incorporation of the Company) for the Series A Voting Common Stock. The Subscription Agreement also gives us the right to convert the Securities into interests of a crowdfunding special purpose vehicle.

You Will Need To Keep Records Of Your Investment For Tax Purposes.
As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you, there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of any securities you sell.

You Should Be Aware of The Long-Term Nature of This Investment.
There is not now, and may never be, a public market for the Securities. Because the Securities are being sold under exemptions to registration, and therefore have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities may have certain transfer restrictions. Our bylaws also place additional transfer restrictions on the Shares. It is not currently contemplated that registration under the Securities Act or other securities laws will occur for the Securities. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a sale in the future. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. You must assess the adequacy of disclosure and the fairness of the terms of this Offering on your own or in conjunction with your personal advisors. You should be aware of the long-term nature of your investment in the Company.

Consider Various Tax Issues with your Advisors Before Investing.
The federal and state tax implications of an investment in the Securities are complicated and the Company is not providing any advice to investors regarding such implications. You are urged to seek tax advice from your attorney or other advisors prior to investing in the Securities.

The Company Has The Right To Limit Individual Investor Commitment Amounts Based On The Company's Determination Of An Investor's Sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company Has The Right To Extend The Offering Deadline. The Company Has The Right To End The Offering Early.
The Company may extend the Offering Deadline beyond what is currently stated herein, if permitted to do so under Regulation Crowdfunding. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment it will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early. If the Offering reaches its Target Offering Amount after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investors 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company Has The Right To Conduct Multiple "Rolling" Closings During The Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the

relevant period. The Company intends to engage in rolling closings after the Target Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

Material Changes to the Offering will Cancel Pending Investments Unless You Reconfirm Your Commitment.
Material changes to an offering include but are not limited to: A change in minimum offering amount, change in the security price (except as otherwise described in this Form C with respect to participation in tranches with at discounted prices), change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed investors will be given five (5) business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of common stock do not have preemptive rights. If the Company conducts subsequent Offerings of common stock or Securities convertible into common stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance. If we issue additional shares of Series B Non-Voting Common Stock to investors in our Rule 506(c) Offering, the Securities issued in this Offering would be further diluted.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities

will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

Affiliates of the Company, including officers, directors, and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Our Company crafts chaga mushroom infused alcohol and seltzer beverages for distribution and commercial sale.

At Eden's Harvest, we take the art of craft brewing to heart, offering you an exceptional range of beers crafted with nothing but the finest, all-natural ingredients. Unleash the flavors of nature savor the distinct flavors and aromas that only Mother Nature can provide.

Our master brewers are passionate about their craft, meticulously selecting premium ingredients from carefully sourced hops to the purest barley and specialty malts. Each brew is a symphony of tastes, creating an unforgettable journey for your taste.

Our goal is to transform the craft beer industry as we unveil a collection of brews infused with a touch of uniqueness, derived from the chaga mushroom compounds we source through an exclusive supply agreement. Our inaugural creation, Eden's Harvest Beers, is designed to represent the epitome of excellence, skillfully handcrafted using only the finest, all-natural ingredients

The Problem

The Crowded Craft Beer Market
In recent years, the craft beer sector has experienced remarkable expansion as an increasing number of consumers actively seek out distinct and flavorful brews. Nevertheless, the market has become progressively saturated, posing challenges for emerging businesses to distinguish themselves and capture a portion of the market.

Artificial Flavors and Additives
A rising number of consumers are seeking all-natural, sustainably-produced craft beer options due to concerns about the harmful effects of artificial flavorings and additives commonly used by many craft beer brands. This increased demand is driven by the recognition that such additives can pose risks to both consumers and the environment, prompting the need for healthier and more environmentally-friendly choices in the craft beer market.

Distribution Issues
While the craft beer industry continues to gain popularity, it encounters obstacles such as distribution challenges and limited availability on store shelves.

Consumer Education
Consumers generally lack sufficient knowledge regarding the distinctions between craft beer and conventional mass-produced beer.

Challenges of the Craft
The major challenges facing craft brewing are:
- supply chain for grain and hops, as well as cans/bottles can be affected by global shortages (industry wide challenge, which Eden's Harvest has relationships to help address)

- emergence of "non-alcoholic" beverages and growth of "beyond beer" categories (we anticipate adding these alternative beverages in to our pipeline)

- brewers must be nimble and creative to survive (Eden's Harvest is built upon creativity and flexibility, we do not have entrenched infrastructure that makes us resistant to change).

The Solution

The Demand for Unique Craft Beer
The craft beer industry has seen explosive growth over the past few years, with more and more consumers seeking unique brews.

All Natural
Many craft beer brands rely on artificial flavorings and additives to achieve their taste profiles, which can be harmful to both consumers and the environment. This has led to a growing demand for all-natural, sustainably-produced craft beer options.

The Demand to increase Functional Nutrients

24

There is a rising demand to increase the functional nutrients in the daily diet and experience the best nutritional benefits possible while getting a relaxing beer.

Our Story

In the heart of the enchanting forest, where ancient trees whisper their secrets, and nature's bounty flourishes, lies Eden's Harvest -- a sanctuary for crafting extraordinary craft beer that embraces the gifts of the earth. One of their most exceptional creations is the result of a daring exploration into the world of Chaga mushrooms an almost mystical ingredient that has taken their craft beer to unprecedented heights.

The beer market is vast and diverse, with a range of options available to consumers. However, there are still significant challenges and gaps in the market that Eden's Harvest aims to address.

The Chaga Mushroom



Chaga mushrooms (Inonotus obliquus) have been used for centuries in traditional medicine, particularly in Siberia, Russia, and other parts of Asia. They are known for their potential health benefits due to their rich nutrient content and bioactive compounds. Some of the benefits attributed to Chaga mushrooms* include

1. **Antioxidant Properties*:** Chaga mushrooms are a potent source of antioxidants, such as polysaccharides, melanin, and phenolic compounds. These antioxidants help combat free radicals in the body, reducing oxidative stress and cellular damage, which may contribute to various chronic diseases and aging.
2. **Immune System Support*:** Chaga mushrooms are believed to have immunomodulating effects, meaning they can help regulate and support the immune system. The beta-glucans found in Chaga can enhance the activity of immune cells, potentially aiding in the body's defense against infections and diseases.
3. **Anti-Inflammatory Effects*:** Chaga mushrooms contain compounds like betulinic acid, which have anti-inflammatory properties. These compounds may help reduce inflammation and alleviate symptoms associated with inflammatory conditions like arthritis.
4. **Support for Digestive Health*:** Chaga mushrooms may benefit digestive health by promoting the growth of beneficial gut bacteria and inhibiting the growth of harmful microbes. This can contribute to a healthy gut microbiome and improved digestive function.
5. **Potential Anti-Cancer Properties*:** Some studies suggest that Chaga mushrooms may have anti-cancer properties. (Diet & Weight Management, Nourish, WebMD, November 2022). like betulinic acid and polysaccharides in Chaga have shown potential in inhibiting the growth of cancer cells and supporting conventional cancer treatments. (National Library Of Medicine, National Center of Biotechnology Information, February, 2018).
6. **Blood Sugar Regulation*:** Chaga mushrooms may help regulate blood sugar levels by improving insulin sensitivity and glucose metabolism. (Cleveland Clinic, Health Essentials, Chaga Mushroom Health Benefits, January 2022).This can be particularly beneficial for individuals with diabetes or those at risk of developing diabetes.
7. **Liver Health*:** Chaga mushrooms may support liver health by promoting detoxification and reducing oxidative stress on the liver. This can be beneficial for overall liver function and protection against liver-related conditions.
8. **Cardiovascular Health*:** Some research suggests that Chaga mushrooms may help improve cardiovascular health by reducing cholesterol levels, blood pressure, and oxidative stress, which are all risk factors for heart disease. (What are chaga mushrooms, nutrition, benefits and risks, Jilian Kubula, MS, RD-Nutrition, March 2022)
9. **Skin Health*:** The antioxidants and anti-inflammatory properties of Chaga mushrooms may help promote healthy and radiant skin. (National Library of Medicine, The Anti-Inflammatory Properties of Chaga Extracts, June 2022).Chaga-based skincare products are becoming increasingly popular for their potential to improve skin appearance and combat skin aging.

* Eden’s Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms.

Benefits of Chaga Mushrooms in a Craft Beer
Incorporating Chaga mushrooms into an all-natural craft beer can add unique flavor profiles and potential health benefits*. Here are some of the potential advantages of using Chaga mushrooms in craft beer:

1. **Innovative Flavors:** Chaga mushrooms have a mild, earthy flavor with hints of vanilla and a slightly nutty undertone. Adding Chaga to the brewing process can impart these subtle flavors, creating a distinct and intriguing taste to the craft beer.
2. **Natural Antioxidants*:** Chaga mushrooms are rich in antioxidants, which can complement the existing antioxidant properties of beer, derived from the hops and barley. Antioxidants help neutralize harmful free radicals in the body, promoting overall health and potentially reducing oxidative stress.
3. **Nutrient Boost:** Chaga mushrooms are a good source of various nutrients, including vitamins, minerals, and dietary fibers. When infused into craft beer, these nutrients can add a nutritional boost to the beverage, offering a more wholesome drinking experience.
4. **Potential Immunomodulatory Effects*:** If Chaga’s immunomodulatory effects are retained during the brewing process, it could contribute to the beer’s ability to support the immune system.
5. **Anti-Inflammatory Properties*:** The anti-inflammatory compounds in Chaga mushrooms may carry over into the beer, providing mild anti-inflammatory effects. This could potentially help with inflammation-related issues, although the concentration of these compounds in the final beer might be lower compared to direct consumption of Chaga extracts.
6. **Health-Conscious Appeal*:** By incorporating Chaga mushrooms, craft beer brewers can cater to health-conscious consumers who seek out products with natural, functional ingredients that offer potential health benefits. ***Drinking just one Eden’s Harvest with Chaga Mushrooms is like eating 6 lbs. of blueberries*.***
7. **Innovation:** Adding Chaga mushrooms to craft beer represents a unique and innovative approach, setting the beer apart from traditional brews. This could attract adventurous consumers who are eager to try new and exciting beverages.


Chaga mushroom
“Inonotus oblique”
- superfood, "king of medicinal mushrooms"
- rich in nutrients and minerals
- the strongest adaptogen in the world
- grows in Northern forests, on wild birch trees
- respected for its immune boosting qualities
& treating of ailments
- used in tea, coffee, syrup, face & body creams, etc.
saimaalife.com

As with any craft beer ingredient, quality and sourcing are crucial. At Eden’s Harvest we ensure we use high-quality, all-natural Chaga mushrooms and adhere to appropriate brewing practices to retain the desired flavors and potential benefits.

* Eden’s Harvest has not conducted any testing to support or confirm any particular health benefit particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms

Our Goal: At Eden’s Harvest, we pride ourselves on our commitment to authenticity and innovation. With a passion for crafting unique brews, we are embarking on a journey to unearth nature's treasures and to discover the untamed allure of Chaga mushrooms. By embracing these mighty fungi, we are unveiling a new dimension of flavor and potential health benefits* that would redefine craft beer as we know it.

A Symphony of Flavors: Picture yourself sipping from a glass of Eden's Harvest Craft Beer, and you'll encounter a delightful symphony of flavors. The Chaga mushrooms, with their mild, earthy essence

complemented by whispers of vanilla and nutty undertones, dance harmoniously with the beer's rich, well-balanced profile. Each sip will take you on an unforgettable journey through nature's palate.

The Power of Antioxidants*: As you indulge in this extraordinary brew, you're not just treating your taste buds but also your well-being. Chaga mushrooms are renowned for their abundance of antioxidants, which team up with those naturally found in beer to create a formidable antioxidant blend. This duo of antioxidants helps to neutralize harmful free radicals, nurturing your body's defense system and promoting a healthier you.

Nutritional Nourishment*: Eden's Harvest Beer is more than just a delightful beverage; it's a source of nourishment. The Chaga mushrooms bring along a wealth of essential nutrients, including vitamins, minerals, and dietary fibers. With each sip, you can savor the goodness of nature's bounty, elevating your craft beer experience to a wholesome, satisfying level.

The Gift of Immune Support*: At Eden's Harvest, we cherish the potential immunomodulatory effects that Chaga mushrooms may offer. As you savor the craft beer infused with these remarkable fungi, you can relish the possibility of bolstering your immune system, fortifying your body against life's challenges.

A Touch of Wellness*: In this fast-paced world, stress and inflammation often lurk around the corner. The anti-inflammatory properties of Chaga mushrooms add a soothing touch to Eden's Harvest Craft Beer, providing a moment of respite for your body and soul.

Crafted for the Health-Conscious: At Eden's Harvest , we understand the importance of catering to health-conscious consumers. By weaving the goodness of Chaga mushrooms into our craft beer, we offer a product that aligns with the values of those seeking natural, functional ingredients that can contribute to a well-balanced lifestyle. Drinking just one Eden's Harvest with Chaga Mushrooms is like eating 6 lbs. of blueberries - a testament to the drink's remarkable nutritional potency*.

Embrace the Extraordinary: Eden's Harvest Beer stands apart from the crowd, a true testament to the spirit of innovation that drives our craft. With Chaga mushrooms as a central element, we invite you to join us on a journey of exploration and excitement. Step into a realm of discovery and indulge in the adventurous experience of a truly unique craft beer**.**

* Eden's Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms.

The Craft Beer Market
Market Valuation
The trends in the entire food and beverage industry have moved toward innovative entries and mushrooms are the hottest segment mover. The growth in non-alcoholic beverages/teas/kombuchas, etc. has already begun, the opening for beers is right now.

The growth in non-alcoholic beverages/teas/kombuchas, etc. has already begun, indicating that the opening for beers is right now.

Market Size
The beer market in the United States grew to 111.5 billion U.S. dollars in revenue in 2022 after declining in 2020 due to the outbreak of the COVID-19 pandemic. The market is expected to surpass pre-pandemic levels in 2023 and to be valued at 145 billion dollars by 2027. (Statista: Revenue of the Beer Market in US from 2014 to 2027).

Global beer market is $610bn (US is $125.6bn and #2 consumer behind China) Projected to grow at 5.44% annually through 2028. 52% of spending is outside the home at bars/restaurants/breweries (Statista Beer-Worldwide)

 We believe that Eden's Harvest Beers can capture a significant share of this market with our high-quality, all-natural, and sustainable beer products

Organic Beer

There is a rising market for all-natural and sustainable beer. 61% of beer drinkers are more likely to buy beer made with all-natural components. (Penn State Extension Alcoholic Beverage Consumption Statistics and Trends 2023). According to a 2015 Nielsen survey, 73% of millennials are willing to pay more for environmentally friendly products (2015 Nielsen Global Corporate Sustainability report).

With our focus on all-natural and ecological brewing processes, Eden's Harvest is well positioned to capture a share of this market

Market Overview

"The beer market is one of the largest and fastest-growing alcoholic beverage markets globally, with a value of $636.7 billion. The global craft beer market size was USD 95.23 billion in 2020 and is projected to grow from USD 102.59 billion in 2021 to USD 210.78 billion by 2028 at a CAGR of 10.83% in the 2021-2028 period." (Craft Beer Market Size & COVID-19 impact Analysis, 2022) This growth is driven by the increasing demand for unique and premium beer flavors, as well as a rising consumer preference for local and independent craft beer brands.

"Shoppers no longer take their health for granted and have shifted their habits and lifestyles to align with their pandemic-related values, with 61% of Americans saying physical and mental wellness will become more of a priority over the next 12 months, according to Nielsen IQ's recent 2022 Consumer Outlook report," says Kaleigh Theriault, beverage alcohol thought leadership manager for Chicago-based Nielsen IQ. "We see consumers interested in healthier (better, not best) options, wanting nutrition but also convenience and indulgences, with 29% of consumers actively seeking healthier options when browsing." (Beverage Industry, 2022)

Our Business Model

Create innovative entries to the most popular and growing sectors of the beer, beyond beer and non-alcoholic beverage markets. Focus on development of craft beer products, alternative beverages and solid brand recognition, placement in restaurants and bars first, drive recognition with celebrities on social media, expand to distribution in liquor stores, natural grocers, large grocers and finally C-stores, expand to e-commerce, and potentially open flagship brewery with gastro-pub element and top chef collaboration in Southern California.

Unique Approach

Eden's Harvest is equipped with Creativity, marketability, and flexibility. At Eden's Harvest Beer, we are excited to join with our partners and experience first hand the process of brewing craft beer. Create a better tasting and better for you type of beverage; which targets Gen Z and millennials, to establish brand interest and loyalty.

Distribution

Our first distribution plan will focus on local and regional markets. We will use the ties we already have with local stores, bars, and restaurants to make our brand more visible
As we continue to grow, we plan to expand to distribution in liquor stores, natural grocers, large grocers and finally C-stores, and potentially open flagship brewery with gastro-pub element and top chef collaboration in Southern California.

Revenue Stream

We will make most of our money from the sales of Eden's Harvest Beer and related beverages, both in stores and in bars and restaurants.
We will also look into the possibility of selling directly to customers through an e-commerce site and possible partnerships.

Marketing

Our marketing and promotion approach will center on increasing brand awareness via television commercials and social media initiatives.

We will highlight sustainability and environmental friendliness in our marketing activities, emphasizing our dedication to using locally produced ingredients and environmentally friendly brewing techniques.

Pricing Plan

We will use a premium pricing strategy to reflect the high quality, all-natural ingredients and environmentally friendly brewing processes employed in the production process.

Our prices will be competitive with the market's other premium craft beer brands.

Competitive Advantage

Adding Chaga mushrooms to craft beer represents a unique and innovative approach, setting the beer apart from traditional brews. This could attract adventurous consumers who are eager to try new and exciting beverages that include

- **Natural ingredients**: At Eden's Harvest, quality is paramount. We meticulously source the finest, all-natural Chaga mushrooms and methodically follow brewing practices to ensure that the distinct flavors and as many of the potential health benefits of Chaga are carefully preserved. This sets us apart from other craft beers.

- **Innovative Flavors**: Chaga mushrooms have a mild, earthy flavor with hints of vanilla and a slightly nutty undertone. Adding Chaga to the brewing process can impart these subtle flavors, creating a distinct and intriguing taste to the craft beer. Our unique flavor combinations offer a new and exciting taste experience that sets us apart from other craft beers in the market.

- **Sustainable Brewing Practices**: As with any craft beer ingredient, quality and sourcing are crucial. At Eden's Harvest we ensure we use high-quality, all-natural Chaga mushrooms and adhere to appropriate brewing practices to retain the desired flavors and potential benefits.

Eden's Harvest Beer stands apart from the crowd, a true testament to the spirit of innovation that drives our craft. With Chaga mushrooms as a central element, we invite you to join us on a journey of exploration and excitement. Step into a realm of discovery and indulge in the adventurous experience of a truly unique craft beer.

History of the Business

Originally formed as Earth's Nectar Beverages in California, we converted from a California corporation to a Delaware corporation and changed our name to Eden's Harvest, Inc. in June 2023.

The Company's Products and/or Services

Product / Service	Description	Current Market
Beer	Infused Chaga Mushroom Beer	California

Competition

The Company intends to craft chaga mushroom infused alcohol and seltzer beverages for distribution and commercial sale and will compete in a competitive market with regional craft breweries as well as national brands. The craft beverage market is highly competitive. There are relatively low barriers to entry, and we expect that competition will intensify in the future. What separates our Company from our competitors is that we are producing a beer that is not your typical yeast, cultivating beer, but it is made from a the Chaga mushroom compound, which provides antioxidants equivalents to 12lbs of blueberries*. It is naturally harvested, crafted to bring out its nutrients and deliver an excellent flavor like no other.

Supply Chain

We have entered into a Supply Agreement which provides us the right to raw Chaga, Purch Chaga extract concentrate, Chaga blend extract concentrate and other superfood ingredients and extracts that we will use to create our beverages. We have exclusive rights to these supplies until October 2024.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Chagit Products, Inc.*	Raw Chaga, purch Chaga extract concentrate, Chaga blend extract concentrate and other superfood ingredients and extracts	100.0%

*Pursuant to a Supply Agreement between Chagit Products, Inc. (the "Supplier") and the Company, the Supplier may earn up to 2% in stock options upon the satisfaction of certain conditions set forth in the Supply Agreement. Please see "Conflicts of Interest" section of this Form C.

Customer Base

The future clients will be all restaurants, retail stores, E-commerce, and bars nationwide.

Intellectual Property

We do not currently have any trademarks but are in the process of applying for them.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

In order to conduct its intended business operations, the Company must apply for, obtain and maintain various state and federal licenses, permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state and local alcohol regulatory agencies and state and federal environmental agencies. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies. Failure to obtain any required license or to meet ongoing compliance requirements (for example ensuring compliance with labeling requirements under TTB regulations or ensuring all ingredients (including the chaga mushroom) are generally recognized as safe under the FDA rules and regulations) would have a material adverse effect on our business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 24992 Normans Way, Calabasas, CA 91302

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

	Target Amount Raised $10K		$500K Raised		$2.5M Raised		Maximum Offering Amount Raised ($5M)	
	USD$	%	USD$	%	USD$	%	USD$	%
Offering Expenses								
Intermediary Fee	$ 700	7.0%	$ 35,000	7.0%	$ 17,500	0.7%	$ 350,000	7.0%
Escrow Agent Fee	$ 100	1.0%	$ 200	0.0%	$ 300	0.0%	$ 400	0.0%
Legal	$ -	0.0%	$ 50,000	10.0%	$ 50,000	2.0%	$ 50,000	1.0%
Marketing and Sales	$ -	0.0%	$ 45,000	9.0%	$ 486,000	19.4%	$ 650,000	13.0%
Employment/Salaries/Benefits	$ -	0.0%	$ 288,000	57.6%	$ 684,000	27.4%	$ 1,200,000	24.0%
Product Development	$ -	0.0%	$ -	0.0%	$ 295,000	11.8%	$ 800,000	16.0%
Manufacturing	$ -	0.0%	$ 50,000	10.0%	$ 650,000	26.0%	$ 1,200,000	24.0%
Working Capital	$ 9,200	92.0%	$ 31,800	6.4%	$ 242,200	9.7%	$ 674,600	13.5%
Debt Repayment	$ -	0.0%	$ -	0.0%	$ 75,000	3.0%	$ 75,000	1.5%
Total Proceeds	**$ 10,000**	**100.0%**	**$ 500,000**	**100.0%**	**$ 2,500,000**	**100.0%**	**$ 5,000,000**	**100.0%**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. We may allocate proceeds from the Rule 506(c) Offering towards different categories of operating costs.

Intermediary Fees: In addition to 7% cash commission and 2% in securities paid on the amount sold in this Offering.

Escrow Fee: $100 per closing. Assuming between one to four closings, however we may break escrow more often which would increase those fees.

Marketing and Sales: These proceeds will be used to advertise and market our products.

Employment/Salaries/Benefits: These proceeds will be used for paying salaries of our founders and core team members. We plan to begin paying monthly salaries ranging from $6,000 to $10,000 for our Head Brewer and our Corporate Secretary if we raise $500,000. Once the Company raises $2.5 Million, it anticipates paying founders and current management team (which include Joe Wallace, Grace Pena, Jeff Tito, and Chris Anderson) monthly salaries that range from $5,000 to $15,000. The disclosures above assume 18 months of salaries at these rates. We anticipate adding additional employees as we increase proceeds. We also expect to incur additional related costs associated with benefits.   Payment of salaries and other benefits to our founder and management team could be viewed to be irregular uses of proceeds. Salaries may also be paid or increased above these amounts from successful sales, our Rule 506(c) Offering and other non-offering revenue.

Manufacturing: These proceeds will be used to cover costs associated with manufacturing of existing and new products. Once we raise $2.5M, may elect to use a significant portion of these proceeds to invest in our supplier of raw Chaga compounds in exchange for more beneficial supply arrangements.

Product Development: These proceeds will be used to develop new products such as non-alcohol, seltzer and any other sort of health beer.

Working Capital: These proceeds will be used for the company's day-to-day operations and may also be used to supplement product development, manufacturing and marketing if needed..

Debt Servicing. We do not intend to use proceeds from the Offering to repay our debt to our founder until we raise at least $500,000. The table above assumes the maximum amount owed to our founder is $75,000. The amounts set forth are exclusive of interest accrued under the line of credit, but actual amounts repaid could be more due to accrued interest. Repayment of such debt would be considered related party transactions and irregular uses of proceeds.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds at its discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Name

Scott Joseph Wallace (Joe Wallace)

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Sole Director and President, March 8, 2023 to Present (not a full time position)
Acting CEO, March 2, 2023 to January 17, 2024 (not a full time position)

Principal occupation and employment responsibilities with Company

As Sole Director and President, Joe's primary responsivities will be setting the Company's Vision and Strategy. He is responsible for defining the Company's long-term goals, vision and direction. He will develop plans and strategies to achieve growth, profitability and sustainability.

Other Employment Over the Past Three Years

Believe Vision, LLC: CEO, Aug 2022 to Present
Drnq Budz: CEO, June 2019 to Present

Education

Attended Washington State University

Name

Jeff Tito

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, January 17, 2024 to Present (full time position)

Principal occupation and employment with Company

As CEO, Jeff is responsible for the following:
- Cultivate top-notch business strategies and plans that align with both short-term and long-term objectives, with a keen focus on the beer industry landscape.
- Galvanize and lead our team, fostering employee engagement, and cultivating a high-performing managerial cadre.
- Provide oversight to all operations and business activities, ensuring they align with our overall strategy and mission, while achieving desired results.
- Make astute investment decisions to propel business growth and boost profitability, leveraging your comprehensive knowledge of the beer industry.
- Uphold adherence to legal guidelines and internal policies, safeguarding the company's legality and ethical business practices.
- Analyze financial and non-financial reports, devising solutions and improvements to optimize performance.
- Establish trust-based relationships with key partners and stakeholders, serving as a primary contact for significant shareholders.
- Tackle challenging situations and provide solutions to ensure the company's survival and sustained growth.
- Maintain an in-depth understanding of the markets and industry dynamics within the beer sector.

Other Employment Over the Past Three Years

Heineken St. Lucia: April 2017 to January 2021
Park City Brewing: March 2021 to February 2022
Tru Colors Brewing: March 2022 to October 2022
Downeast Cider: November 2022 to June 2023
JT Consulting: September 2023 to Present

Education

West Virgina University
Economics Degree with an emphasis on Contract Negotiations and Arbitrations

Siebel Institute
Brewmaster Certification

Name

Chris Anderson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Head Brew Master, July 2023 to Present (not a full time position)

Principal occupation and employment responsibilities with Company

Mixing ingredients and overseeing the fermentation of recipes
Tasting beers and making adjustments throughout the fermentation process
Overseeing the product of the product; and
Overseeing the formula, fermentation, and filtering.

Other Employment Over the Past Three Years

Anderson Brewery Consultation: Principal, 2020 to Present (ongoing services)

Education

University of Alaska Anchorage
Associate of Arts (AA), Food Service Technology/Culinary Arts
1994 – 1996

Name

Grace Michelle Pena

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Secretary, April 2023 to Present (not a full time position)

Principal occupation and employment responsibilities with Company

Laison between legal representatives and other entities
Creating and maintaining calendars and meeting

Other Employment Over the Past Three Years

Personal Assistant, Joe & Marina Wallace, April 2023 to Present

The Law Office of Sharon Abaud, APC, Torrance, CA., Sr. Immigration Paralegal
 Oct 2021 to Oct. 2022
- General paralegal duties

The Matian Firm dba La Liga Defensora, Los Angeles, CA., Humanitarian Paralegal, June 2020 to Sept. 2021
- General paralegal duties

The Aguirre Law Firm APC, East Los Angeles, CA., Sr. Paralegal, March 2018 to June 2020
- General paralegal duties

Education

Hope International University, Bachelor's of Music, Vocal Performance; Bachelor's of Music, Sacred Music; Bachelor's of Music, Choral Music; Minor in Biblical Studies, Dec. 2012.
Paralegal Studies Certificate (ABA Approved)- Jan 2019- June 2020
National Notary Association (NNA)Notary Public- Jan 2023- Jan 2027

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Series A Voting Common Stock
Amount authorized	31,000,000
Amount outstanding	14,000,000
Voting Rights	Each holder of our Series A Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; stockholders do not have a right to cumulate their votes for directors.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new Shares of Series A Voting Common Stock
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	93.3%

Type of security	Series B Non-Voting Common Stock
Amount authorized	16,000,000
Amount outstanding	0 (there are 900,000 shares reserved for future issuances under our equity compensation plan)
Voting Rights	Series B Non-Voting Common Stock is not entitled to vote on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. When required to vote under applicable law, the Series B Non-Voting Common Stock are entitled to one vote for each share of Series B Non-Voting Common Stock held. The number of authorized shares of Series B Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes

	represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new Shares of Series B Non-Voting Common Stock. For instance, if we issue additional shares of Series B Non-Voting Common Stock to investors in our Rule 506(c) Offering, the Securities issued in this Offering would be further diluted.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	6.7%

DEBT OUTSTANDING

The Company has the following debt outstanding:

Type of debt	Line of Credit
Name of creditor	Joe Wallace
Amount outstanding as of the date of this Form C	$50,000.00
Interest rate and payment schedule	Six (6%) per annum or the applicable federal rate in place at the time of the advance (if lower). Such interest shall be computed on the basis of a 360-day year of twelve 30-day months
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	December 31, 2023
Other material terms	N/A

PRIOR OFFERINGS

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Consideration	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series A Voting Common Stock	14,000,000 (originally issued as 1,000,000 shares of the predecessor company)	$207,000.00	Operating Expenses	June 16, 2023	Section 4(a)(2)

Concurrently with this Offering, the Company is conducting a private placement offering under Rule 506(c) of Regulation D to raise up to $10,000,000 on the same terms as this Offering.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $49,980,000.00.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

All of the outstanding shares of Series A Voting Common Stock are owned by our Founder, Joe Wallace.

The Company has 900,000 shares of Series B Non-Voting Common Stock reserved for future issuances pursuant to our equity compensation plan, but none have been issued yet.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Joe Wallace	100%

Following the Offering, and excluding shares issued in our concurrent Rule 506(c) Offering, the Purchasers will own 0.02% of the Company if the Minimum Amount is raised and 9.09% if the Maximum Amount is raised. These thresholds drop to 0.0167% (Minimum Amount) and 7.69% (Maximum Amount) if we sell all 10,000,000 shares in the concurrent Rule 506(c) Offering.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company without any formal operations. Our primary expenses consist of formation expenses, legal and accounting expenses. We anticipate generating revenue within 4 months of raising at least $250,000.00 in proceeds (either from this Offering and/or combined with proceeds from our Rule 506(c) Offering. The Company expects to achieve profitability within 8 months of raising at least $1,000.000 in proceeds (either from this Offering and/or combined with proceeds from our Rule 506(c) Offering.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering:
We have at $75,000 line of credit from our Founder, Joe Wallace.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

The Company has incurred a net loss, and utilized cash in operations since inception, and has an accumulated deficit as of September 30, 2023, of $895, as well as expects to incur future additional losses.

In the event that the Company does not achieve the revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations. The Company's financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,400,560 Shares of Non-Voting Common Stock for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 12, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $10,000 in investments is committed and received by the Escrow Facilitator and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $10,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through Title3Funds.com, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised in this Offering.

Stock, Warrants and Other Compensation
Securities in an amount equal to 2% of the total Securities sold in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConex

The Securities

We request that you please review our Certificate of Incorporation and Bylaws attached to this Form C as Exhibit E in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Minimum Amount is sold), our authorized capital stock will consist of 14,002,801 shares of Common Stock, par value $0.001 per share, of which 14,000,000 shares of Series A Voting Common Stock and 2,801 shares of Series B Non-Voting Common Stock will be issued and outstanding (900,000 shares of Series B Non-Voting Common Stock shares are reserved for issuance our equity incentive plan, but none are currently issued and outstanding).

Dividends

The holders of the Series A Voting Common Stock and Series B Non-Voting Common Stock are entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Conversion

The Series B Non-Voting Common Stock are convertible into shares of Series A Voting Common Stock. The conversion rate is one for one. The Company currently does have enough Series A Voting Common Stock authorized to issue upon conversion.

The following adjustments to the conversion rate may be made: Conversion rates are adjusted for future stock splits and reverse stock splits. The Series B Non-Voting Common Stock will automatically convert into shares of Series A Voting Common Stock upon (1) the approval by the Board and a vote of the holders of a majority of the Series A Voting Common Stock shares, or (2) development of a Trading Market (as such term is defined in the Certificate of Incorporation of the Company) for the Series A Voting Common Stock.

The Securities do not have a liquidation preference.

Voting and Control

The Securities have the following voting rights: Series B Non-Voting Common Stock is not entitled to vote on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. When required to vote under applicable law, the Series B Non-Voting Common Stock are entitled to one vote for each share of Series B Non-Voting Common Stock held. The number of authorized shares of Series B Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the shares of Series B Non-Voting Common Stock upon the following conditions: Your Subscription Agreement provides us the right to repurchase the shares of Series B Non-Voting Common Stock you purchase in this Offering (at a price equal to fair market value of the shares as determined in good faith by the Board of Directors of the Company) in the event we determine it is likely that we may be required to register a class of equity securities due to Section 12(g) or 15(d) of the Securities Exchange Act. Upon such repurchase, Purchasers are not guaranteed a return on their investment.

In addition to the transfer restrictions imposed under the Securities Act for securities issued under Regulation CF, the Shares are subject to transfer restrictions, drag-along provisions and rights of first refusal benefiting the Company (and the Company's assignees) as set forth in the Bylaws of the Company. The Subscription Agreement also contains a market stand-off agreement and five the Company the right to convert the shares into interests in a SPV Crowdfunding vehicle. The Shares are subject to repurchase upon events described in the Subscription Agreement.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Joe Wallace
Relationship to the Company	Founder, President, CEO and Sole Director
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	Repayment of advances plus interest
Benefits or compensation received by Company	Cash for operating expenses
Description of the transaction	Line of Credit (please see details in "Outstanding Debt" section of this Form C)

Related Person/Entity	Joe Wallace
Relationship to the Company	Founder, President, CEO and Sole Director
Total amount of money involved	$207,000.00
Benefits or compensation received by related person	Shares of Voting Common Stock
Benefits or compensation received by Company	Loan balance to pay vendor

Description of the transaction	Assignment of Third Party Loan

Securities

Description of the transaction	Joe Wallace, our Founder, President, CEO and Sole Director, purchased 1,000,000 shares of common stock of our predecessor company for an aggregate purchase price of $207,000 (inclusive of the transfer of the vendor loan and cash) which converted into 14,000,000 shares of Series A Voting Common Stock.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Description of the transaction	Joe Wallace had an outstanding loan covering $191,000 to our primary supplier. This loan was assigned to the benefit of the Company and has been used and will be used to pay fees under the Supply Agreement. Please see the notes to our financial statements.

Description of the transaction	We have engaged Chris Anderson (via his consulting company) to be our Head Brewer and co-packer. We paid a $5,000 retainer and will pay $140/hour for the services covered by this contract. We expect to pay $10,000 a month, plus expenses.

Description of the transaction	We anticipate paying the other members of our management team salaries in the future. See "Uses of Proceeds".

Description of the transaction	Pursuant to a Supply Agreement between Chagit Products, Inc. (the "Supplier") and the Company, dated April 6, 2023, the Supplier the Supplier may earn up to 2% in stock options following the later of: (a) such date when the Company's finished alcohol or seltzer product that incorporates ingredients furnished by the Supplier has become available for sale to the public, or (b) such date the Supplier has provided certain photo and video content at the request of the Company.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Scott Joseph Wallace
(Signature)

Scott Joseph Wallace
(Name)

President and Sole Director
(Title)

2/12/24
(Date)